SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Consolidated launches increased 10.3% y-o-y to R$498.3 million in the quarter and net sales reached R$429.6 million

FOR IMMEDIATE RELEASE - São Paulo, October 15th 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading national homebuilders, today announced operational results for the third quarter ending September 30, 2013.

Consolidated Launches

Third-quarter launches totaled R$498.3 million, an increase of 8.1% compared to 2Q13, and 10.3% versus 3Q12. For the 9M13 period, launches were R$1.3 billion, a decrease of 13.4% compared to the same period last year. This decline is a result of delays in receiving certain licenses and in the approval process for the Gafisa segment in the city of São Paulo, resulting in some projects being moved to 4Q13. Launch volume represents 42% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. The above mentioned movement will generates a launch concentration on the 4Q13.

18 projects/phases were launched across 6 states in 9M13. In terms of PSV Gafisa accounted for 32% of the PSV of launches, Alphaville 48% and Tenda for the remaining 20%.

Table 1. Gafisa Group Launches (R$ thousand)

Launches	3Q13	2Q13	Q/Q(%)	3Q12	Y/Y(%)	9M13	9M12	Y/Y(%)
Gafisa Segment	107,248	215,910	-50.3%	114,291	-6.2%	406,187	794,881	-48.9%
Alphaville Segment	287,455	212,077	35.5%	337,652	-14.9%	610,360	667,320	-8.5%
Tenda Segment	103,644	33,056	213.5%	-	-	250,396	-	-
Total	498,348	461,043	8.1%	451,943	10.3%	1,266,943	1,462,201	-13.4%

Consolidated Pre-Sales

Third-quarter 2013 consolidated pre-sales totaled R$429.6 million, a decrease of 22.4% compared to 2Q13, and 37.7% versus 3Q12. In the 9M13, sales from launches represented 44.1% of the total, while sales from inventory comprised the remaining 55.9%.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	3Q13	2Q13	Q/Q(%)	3Q12	Y/Y(%)	9M13	9M12	Y/Y(%)
Gafisa Segment	189,278	216,911	-12.7%	327,990	-42.3%	507,304	1,101,076	-53.9%
Alphaville Segment	90,127	166,887	-46.0%	331,320	-72.8%	367,394	671,481	-45.3%
Tenda Segment	150,151	169,841	-11.6%	30,050	399.7%	326,777	-44,464	-831.6%
Total	429,556	553,639	-22.4%	689,361	-37.7%	1,201,476	1,727,893	-30.5%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 10.6%, compared to 13.4% in 2Q13. The consolidated sales speed of launches in the 9M13 reached 41.8%.

Table 3. Gafisa Group Sales over Supply (SoS)

Sales Speed	3Q13	2Q13	Q/Q(%.)	3Q12	Y/Y(%)	9M13	9M12	Y/Y(%)
Gafisa Segment	9.2%	9.8%	-60bps	16.5%	-730bps	21.4%	39.9%	-1850bps
Alphaville Segment	7.9%	15.8%	-790bps	36.4%	-2850bps	25.8%	53.7%	-2790bps
Tenda Segment	17.4%	20.0%	-260bps	3.8%	1360bps	31.4%	-6.2%	-
Total	10.6%	13.4%	-280bps	18.7%	-810bps	24.8%	36.5%	-1170bps

Delivered Projects

Gafisa delivered 14 projects encompassing 3,106 units during the third quarter, with 1,477 units from Gafisa, 1,014 from the Tenda segment and 615 from Alphaville. Note that  the delivery date is based on the “Delivery Meeting” that takes place with customers, and not upon the physical completion, which is prior to the delivery meeting. In 9M13, the projects delivered by the Gafisa Group comprised 7,779 units. The 9M13 result equates to 50% of full-year guidance.

Inventory (Properties for Sale)

Consolidated inventory at market value increased R$62.2 million remaining stable at R$3.6 billion. The market value of Gafisa inventory, which represents 51% of total inventory, decreased to R$1.9 billion at the end of 3Q13 compared to R$2.0 billion at the end of 2Q13. The market value of Alphaville inventory was R$1.1 billion at the end of 3Q13, a 19% increase compared to the 2Q13. Tenda inventory was valued at R$715 million at the end of 3Q13, compared to R$680 million at the end of 2Q13. Consolidated dissolutions decreased 23.6% as compared to 2Q13.

Table 4. Inventory at Market Value 3Q13 x 2Q13 (R$)

Inventory at Market Value	Inventory 2Q13	Launches	Dissolutions	Contracted Sales	Price Adjustments	Inventory 3Q13	Q/Q(%)
Gafisa Segment	2,007,810	107,248	73,046	-262,324	-61,921	1,863,859	-7.2%
Alphaville Segment	886,365	287,455	64,598	-154,725	-26,287	1,057,405	19.3%
Tenda Segment	679,699	103,644	133,471	-283,622	81,595	714,788	5.2%
Total	3,573,874	498,348	271,116	-700,672	6,614	3,636,052	1.7%

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$500,000.

Gafisa Launches

Third-quarter launches reached R$107.2 million and comprised 1 project/phase in the city of São Paulo.  The result represents a 6.2% y-o-y decline and a reduction of 50.3% when compared to 2Q13. Launches in the 9M13 reached R$406.2 million, a 48.9% decrease versus the same period of the previous year.

Gafisa Pre-Sales

Third-quarter gross pre-sales totaled R$262.3 million, a 26.0% decrease compared to 2Q13. Net pre-sales reached R$189.3 million in 3Q13, a 12.7% decrease compared to 2Q13 and 42.3% decline y-o-y. Units launched during the quarter represented 32.3% of total sales, while sales from inventory accounted for the remaining 67.7%. In 3Q13, sales velocity (sales over supply) was 9.2%, compared to 9.8% in 2Q13, and 16.5% in 3Q12. The sales velocity of Gafisa launches was 40.4%.

The volume of dissolutions in 3Q13 was R$73.0 million, a 46.9% decrease relative to 2Q13. Of the 1,113 cancelled units from the Gafisa segment and returned to inventory, 38.3% were resold in the 9M13. In the core markets of Sao Paulo and Rio de Janeiro, 616 units were cancelled, with 49.5% already resold.

Gafisa Delivered Projects

During the 9M13, Gafisa delivered 15 projects/phases and 3,205 units, reaching 75% of the mid-range of full-year guidance of 3,500 to 5,000 units for the brand.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000.

Alphaville Launches

Third-quarter launches totaled R$287.4 million, a 35.5% increase compared to 2Q13 and 14.9% decrease versus the year-ago period. Launch volumes included 3 projects/phases across 2 states. The segment accounted for 48.2% percent of 9M13 consolidated launches, compared with 45.6% percent a year ago.

Alphaville Pre-Sales

Third-quarter net pre-sales reached R$90.1 million, a 46.0% decrease compared to the second quarter of 2013 and 72.8% decline y-o-y. During 9M13, the residential lots segment’s share of consolidated pre-sales reached 30.6%, versus 38.9% in the same period of last year. In 3Q13, sales velocity (sales over supply) was 7.9%, compared to 15.8% in 2Q13. 9M13 sales velocity from launches was 36.5%. Sales from launches represented 55.5% of total sales in the quarter. A portion of sales from Alphaville launches occurring towards the end of the 3Q13 were registered in early October.

Alphaville Delivered Projects

During the 9M13, Alphaville delivered 2 projects/phases and 1,034 units.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100,000 and R$130,000.

Tenda Launches

Having achieved control of the operational and financial cycle, the Tenda brand resumed launches in 1H13. Third-quarter launches totaled R$103.6 million and included 3 projects/phases. In the 9M13, Tenda launched R$250.4 million. The brand accounted for 20.8% of 3Q13 consolidated launches and 19.7% in the 9M13.

Tenda Pre-Sales

During the 3Q13, net pre-sales totaled R$150.1 million. Sales from units launched during the 9M13 represented 43.7% of total contracted sales. Sales from inventory accounted for the remaining 56.3%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent upon the ability to pass mortgages onto financial institutions. Of the 9M13 launches of R$250.4 million, all were launched within the confines of Tenda’s new business model. Sales of R$142.8 million were registered (57.0% of total), of which R$79.1 million were already transferred. That accounts for 464 units transferred to financial institutions in the 3Q13 and 717 mortgage transfers in the 9M13.

In 3Q13, sales velocity (sales over supply) was 17.4%, compared to 20.0% in 2Q13.

Tenda is focused on the completion and delivery of its legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to qualified customers. Of the 3,331 Tenda units that were cancelled and returned to inventory, 79.1% were resold to qualified customers in 9M13.

Tenda Delivered Projects

During 9M13, Tenda delivered 25 projects/phases and 3,540 units, equating to 51% of the mid-range of full-year delivery guidance of 6,500 to 7,500 units for the brand.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations

Danilo Cabrera Phone: +55 11 3025-9242 Fax: +55 11 3025-9348 E-mail: dmcabrera@gafisa.com.br	Stella Hae Young Hong Phone: +55 11 3025-9305 Fax: +55 11 3025-9348 E-mail: shong@gafisa.com.br

Media Relations (Brazil)

Fernando Kadaoka

Maquina da Notícia Comunicação Integrada

Phone: +55 11 3147-7498

Fax: +55 11 3147-7900

E-mail: Fernando.kadaoka@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 15, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer